UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. ________)*

TEL Offshore Trust

(Name of Issuer)

Units of Beneficial Interest

(Title of Class of Securities)

872 382 106

(CUSIP Number)

Roy T. Rimmer, Jr., President
RNR Production Land and Cattle Company, Inc.
14531 Hwy 377 South
Fort Worth, TX 76126
(817) 437-2599

Mark Lehman
Parsons, Behle & Latimer
201 South Main Street, Ste 1800
Salt Lake City, UT 84111
(801) 536-6667

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 17, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 872 382 106	13D	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RNR Production Land and Cattle Company, Inc. 26-3953867
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a)  (b) 
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) 
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 325,342 Units
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 325,342 Units

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 325,342 Units
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) 
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%*
14.	TYPE OF REPORTING PERSON (see instructions) CO

•	Based on, 4,751,510 Units of Beneficial Interest in TEL Offshore Trust outstanding as of November 14, 2012.

CUSIP No. 872 382 106	13D	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Roy T. Rimmer, Jr.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a)  (b) 
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) 
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 325,342 Units
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 325,342 Units

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 325,342 Units
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) 
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%*
14.	TYPE OF REPORTING PERSON (see instructions) IN

•	Based on, 4,751,510 Units of Beneficial Interest in TEL Offshore Trust outstanding as of November 14, 2012.

CUSIP No. 872 382 106	13D	Page 4 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nancy Rimmer
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a)  (b) 
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) 
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 325,342 Units
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 325,342 Units

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 325,342 Units
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) 
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%*
14.	TYPE OF REPORTING PERSON (see instructions) IN

•	Based on, 4,751,510 Units of Beneficial Interest in TEL Offshore Trust outstanding as of November 14, 2012.

CUSIP No. 872 382 106	13D	Page 5 of 6 Pages

Item 1.                      Security and Issuer.

This Schedule 13D relates to the Units of Beneficial Interest (“Units”) in TEL Offshore Trust (the “Issuer”), whose principal office is located at the offices of The Bank of New York Mellon Trust Company, N.A., 919 Congress Avenue, Austin, Texas 78701.

Item 2.                      Identity and Background.

This Schedule 13D is being filed jointly on behalf of RNR Production Land and Cattle Company, Inc. (“RNR”), Roy T. Rimmer, Jr., and Nancy Rimmer.  Roy T. Rimmer and Nancy Rimmer are husband and wife.  RNR, Roy T. Rimmer, Jr., and Nancy Rimmer are, collectively, the “Reporting Parties.”

RNR is a Texas corporation that is engaged in investing in oil and gas properties, real estate and technology.  Its principal place of business is 14531 Hwy 377 South, Fort Worth, TX 76126.

Roy T. Rimmer, Jr., is the President and a director of RNR, and his address is the same as that of RNR, which is 14531 Hwy 377 South, Fort Worth, TX 76126.  He is a US citizen.

Nancy Rimmer is the controlling stockholder and a director of RNR, and her address is the same as that of RNR, which is 14531 Hwy 377 South, Fort Worth, TX 76126.  She is a US citizen.

None of the Reporting Parties has been, during the last five years, (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                      Source or Amount of Funds or Other Consideration.

RNR used a total of $595,528 of its cash on hand in order to acquire the 325,342 Units of the Issuer.

Item 4.                      Purpose of Transaction.

The Reporting Parties acquired the Units in the belief that the Units were undervalued.  The Reporting Parties will consider acquiring additional Units in the future based on their ongoing evaluation of the Issuer’s assets and prospects; the actions of the management and trustees of the Issuer; and future developments, as well as the market price of the Units, general market and economic conditions, and other factors.

The Reporting Parties may, from time to time and at any time, acquire additional Units or other instruments/ derivative securities relating  thereto (collectively, "Securities") of the Issuer in the open market or otherwise.  They reserve the right to dispose of any or all of their Securities in the open market or otherwise, at any time and from time to time, and to engage in any hedging or similar transactions with respect to the Securities.

The Reporting Persons intend to seek to have conversations with management of the Issuer to discuss enhancing unit-holder value.

CUSIP No. 872 382 106	13D	Page 6 of 6 Pages

Item 5.                      Interest in Securities of the Issuer.

(a)           The Reporting Parties may be deemed to share beneficial ownership of the 325,3423 Units of the Issuer, representing approximately 6.5% of the issuer’s Units outstanding as of November 14, 2012.

(b)           The Reporting Parties may be deemed to share the power to vote or direct the vote of, or to dispose or direct the disposition of, all of the 325,342 Units.

(c)           During the last sixty days, RNR made the following purchases (all for cash) of Units in open market transactions in the over-the-counter market:

Date	No. of Units	Price per Unit

1/03/2013	10,000	0.7508
1/07/2013	21	0.7876
1/10/2013	11,112	0.9787
1/14/2013	2,000	0.9890
1/16/2013	14,049	1.0716
1/17/2013	50,000	1.2600
1/18/2013	7,500	1.2967
1/22/2013	10,000	1.25
1/23/2013	1,598	1.00
1/24/2013	30,235	1.4686

(d) – (e) Not applicable

Item 6.                      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 2, 3, 4 and 5 is hereby incorporated herein by reference.

Item 7.                      Material to Be Filed as Exhibits.

The Joint Filing Agreement, dated January 25, 2013, among RNR Production Land and Cattle Company, Inc., Roy T. Rimmer, Jr., and Nancy Rimmer is included as Exhibit 99.1.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RNR Production Land and Cattle Company, Inc.

Date: January 25, 2013	By: /s/ Roy T. Rimmer, Jr.
Roy T. Rimmer, Jr., President

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 25, 2013	/s/ Roy T. Rimmer, Jr.
Roy T. Rimmer, Jr., President

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 25, 2013	/s/ Nancy Rimmer.
Nancy Rimmer